82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886





05006626



FOSTER'S
GROUP
Inspiring Global Enjoyment

11 March, 2005 Fosters Brewing

Foster's has serious concerns with the valuation of Southcorp

Foster's Group Limited (Foster's) has objectively reviewed the valuation report of Southcorp Limited (Southcorp) prepared by Lonergan Edwards & Associates Limited (Lonergan).

Foster's believes the Lonergan valuation is fundamentally flawed for four main reasons:

1. Incorrect base earnings in 2006;
2. Double counting of earnings beyond 2006;
3. Double counting of premium for control; and
4. Flawed assessment of reasonableness in relation to comparable transactions.

Addressing issues 1 to 3 above would result in a corrected:

- Stand alone valuation of only \$2.48 – \$2.64 per share; and
- Control valuation of only \$3.22 – \$3.56 per share.

On this basis, Foster's offer of \$4.14 cash per share represents a premium of 57 – 67% over the stand alone valuation and significantly exceeds even the top-end of the control valuation (Attachment 1 illustrates this in more detail).

Even if no adjustment is made for the double counting of the control premium (i.e. only issues 1 and 2 above are corrected), the result would be a control valuation of only \$3.92 – \$4.13 per share. Foster's offer still exceeds even the top-end of this range (Attachment 2 illustrates this in more detail).

Whether or not an adjustment is made for double counting of the control premium, Lonergan should conclude that the Foster's offer of \$4.14 cash per share is both fair and reasonable and Southcorp should recommend that shareholders accept the Foster's offer, in the absence of a higher offer.

Foster's main concerns with the Lonergan valuation are outlined below and are consistent with that of the broker research community (Attachment 3 demonstrates this point).

Foster's has always maintained that its offer of \$4.14 cash per share is an outstanding price for Southcorp shareholders. A proper assessment of Southcorp's first half results and Target's Statement as well as the Lonergan valuation report supports this view.

dlw 3/21

1. **Incorrect base earnings in 2006**

Lonergan has incorrectly included SGARA[1] in the normalised earnings forecast to value Southcorp. SGARA is a non-cash accounting charge that fluctuates depending on yields and market prices and is unique to Australia. SGARA should be excluded when valuing a company (as is amortisation), especially when comparing to a universe including international companies.

If SGARA is excluded, the 2006 base EBITAS[2] number reduces by $7m to $193m (consistent with broker consensus) and the Lonergan valuation would be 13 cents per share lower.

Separately, Foster's also notes that the forecasts underpinning the normalised earnings employed exhibit dramatic growth in 2006 and are heavily dependent on the realisation of major cost reductions from the Southcorp Asset Review and Veraison, lower grape costs, USD / AUD exchange rate below current spot levels and 11% volume growth which is well above forecast category growth.

2. **Double counting of earnings beyond 2006**

Lonergan has double counted earnings beyond 2006 by capitalising 2006 earnings using a multiple which already reflects similar 'post 2006 benefits' and then adding a separate NPV[3] of those benefits. These benefits are already captured in the multiple and should not be added again. By definition, share prices and multiples reflect expectations of future performance.

Every one of the Australian companies and the majority of the international companies that Lonergan refers to have announced similar major cost, operational, asset and/or acquisition reviews. These reviews are forecast to generate benefits into the future which are reflected in the current share prices and trading multiples of these companies. So, applying these trading multiples to Southcorp means that any expected benefits from the Southcorp Asset Review and Veraison are already covered.

If the impact of the 'post 2006 benefits' double counting is removed, the Lonergan valuation would be another 52 – 54 cents per share lower.

3. **Double counting of premium for control**

Lonergan has double counted the control premium by adding bidder-specific synergies to a valuation that already includes a significant control premium. The result is a takeover premium that is nearly double the average stated by Lonergan itself.

Lonergan also did not independently assess the value of these synergies – it merely used those that were speculatively calculated by Southcorp. In arriving at a per share value of the synergies, Lonergan did use a more realistic discount rate of 9% post-tax (as opposed to Southcorp's 10% pre-tax) but, without explanation, it arrived at a very similar per share value as Southcorp. No details regarding growth rates or terminal value assumptions have been provided, nor has there been any sensitivity analysis around key assumptions.

---

[1] *Net profit from self generating and regenerating assets.*

[2] *Earnings before interest, tax, amortisation and SGARA.*

[3] *Net present value.*

Lonergan then erroneously added this value for synergies to a valuation that already includes a significant control premium. This in isolation results in a total premium of 57 – 58% compared to the corrected stand alone valuation. Cumulatively, Lonergan's valuation range implies a total premium of 82 – 84% to the corrected stand alone valuation. Both of these premium ranges significantly exceed the 30 – 35% range Lonergan itself says is normal (Foster's notes that Lonergan has increased the bottom end of this average takeover premium range from the 25% it used in the Burswood, TAB and OPSM valuation reports).

If a premium range of 30 – 35% is used, the Lonergan control valuation would be another 58 – 70 cents per share lower.

4. Flawed assessment of reasonableness in relation to comparable transactions

Lonergan's reasonableness comparison of the implied multiples from its valuation range with previous transactions is flawed and therefore does not highlight the double counting errors – it refers to a universe that includes several less relevant transactions and excludes several of the most relevant transactions, and it incorrectly compares forward multiples with historical multiples.

Reference to selective and incomplete universe of transactions

- The Peter Lehmann ($176m), Petaluma ($274m), Pipers Brook ($45m), and Banksia ($106m) deals involved niche players and were considerably smaller than Southcorp ($3,556m enterprise value based on Foster's offer price) making them less relevant transactions.
- Foster's notes that a number of larger and more relevant deals were excluded such as BRL Hardy ($2,443m), Rosemount ($1,490m) and Beringer (US$1,585m). The equivalent multiples implied by each of these deals are below all of those in the universe chosen by Lonergan.

Erroneous and misleading comparison of forecast multiples with historical multiples

- Lonergan compares the 30 June 2006 or 15-month-forward multiple it uses for Southcorp with historical or last-12-month multiples for its universe of precedent transactions. This is not like-for-like. If a company is expected to exhibit any growth whatsoever, its 15-month-forward multiple will be lower than its last-12-month multiple. The average one-year-forward multiple for the universe referred to by Lonergan is 37% below the last-12-month average.

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Attachment 1 – Corrected valuation adjusting for issues 1 to 3

Correcting for issues 1 to 3 would reduce the Lonergan valuation by 62 – 65 cents to only \$2.48 – \$2.64 per share (stand alone) and \$1.25 – \$1.34 to only \$3.22 – \$3.56 per share (control) as evidenced in the table below.

Foster's \$4.14 cash per share offer is clearly an outstanding one compared to these corrected valuations – it represents a premium of 57 – 67% over the stand alone valuation and significantly exceeds even the top-end of the control valuation. On this basis, Foster's offer is clearly both fair and reasonable.

	Lonergan Approach		Corrected Approach	
	Low	High	Low	High
2006 base EBITA	\$200m	\$200m	\$200m	\$200m
Less SGARA	–	–	\$(7)m	\$(7)m
2006 Base EBITA(S)	**\$200m**	**\$200m**	**\$193m**	**\$193m**
Assumed EBITA(S) trading valuation multiple[4]	11.5x	12.1x	11.5x	12.1x
Enterprise value	**\$2,300m**	**\$2,420m**	**\$2,220m**	**\$2,335m**
Add NPV of benefits specific to Southcorp post 2006	\$438m	\$455m	–	–
Less net capital expenditure and implementation costs associated with initiatives	\$(55)m	\$(55)m	–	–
Adjusted enterprise value	**\$2,684m**	**\$2,820m**	**\$2,220m**	**\$2,335m**
Less net debt	\$(450)m	\$(450)m	\$(450)m	\$(450)m
Add surplus assets	\$29m	\$29m	\$29m	\$29m
Add market value of hedge book	\$70m	\$70m	\$70m	\$70m
Equity value	**\$2,333m**	**\$2,469m**	**\$1,869m**	**\$1,984m**
Shares outstanding	744.5m	744.5m	744.5m	744.5m
Stand alone value (including dividend)	\$3.13	\$3.32	\$2.51	\$2.67
Less unfranked interim dividend	\$(0.03)	\$(0.03)	\$(0.03)	\$(0.03)
Stand alone value (excluding dividend)	**\$3.10**	**\$3.29**	**\$2.48**	**\$2.64**
Difference to Lonergan approach	-	-	**\$0.62**	**\$0.65**
Takeover premium[5]	47%	46%	30%	35%
Implied control value (excluding dividend)	**\$4.57**	**\$4.80**	**\$3.22**	**\$3.56**
Difference to Lonergan approach	-	-	**\$1.34**	**\$1.25**
Foster's \$4.14 offer premium to corrected stand alone value	-	-	**67%**	**57%**

Note: Numbers subject to rounding.

[4] *Based on the high end of the Australian and International comparable 2006 EBITA multiples included in Lonergan's valuation report.*

[5] *For Lonergan Approach, the implied takeover premium includes the 20-25% control premium and the share of assumed synergies; for the Correct Approach, this is the Lonergan-assessed average takeover premium.*

Attachment 2 – Corrected valuation adjusting for issues 1 and 2 only

Even if no adjustment is made for the double counting of the control premium (i.e. only issues 1 and 2 are corrected), the control valuation would still be reduced by 64 – 67 cents to only $3.92 – $4.13 per share as evidenced in the table below.

On this basis, despite the valuation control premium being 57 – 58% which is way in excess of the 30 – 35% range that Lonergan itself says is normal, Foster's $4.14 cash per share offer remains above even the top-end, meaning that it is still clearly both fair and reasonable.

	Lonergan Approach		Corrected Approach	
	Low	**High**	**Low**	**High**
2006 base EBITA	$200m	$200m	$200m	$200m
Less SGARA	–	–	$(7)m	$(7)m
2006 Base EBITA(S)	**$200m**	**$200m**	**$193m**	**$193m**
Assumed EBITA(S) control valuation multiple	13.8x	14.2x	13.8x	14.2x
Enterprise value	**$2,760m**	**$2,840m**	**$2,663m**	**$2,741m**
Add NPV of benefits specific to Southcorp post 2006	$438m	$455m	–	–
Less net capital expenditure and implementation costs associated with initiatives	$(55)m	$(55)m	–	–
Add share of assumed synergies	$630m	$710m	$630m	$710m
Adjusted enterprise value	**$3,774m**	**$3,950m**	**$3,293m**	**$3,451m**
Less net debt	$(450)m	$(450)m	$(450)m	$(450)m
Add surplus assets	$29m	$29m	$29m	$29m
Add market value of hedge book	$70m	$70m	$70m	$70m
Equity value	**$3,423m**	**$3,599m**	**$2,943m**	**$3,100m**
Shares outstanding	744.5m	744.5m	744.5m	744.5m
Control value (including dividend)	$4.60	$4.83	$3.95	$4.16
Less unfranked interim dividend	$(0.03)	$(0.03)	$(0.03)	$(0.03)
Control value (excluding dividend)	**$4.57**	**$4.80**	**$3.92**	**$4.13**
Difference to Lonergan approach	**-**	**-**	**$0.64**	**$0.67**
Control value premium to corrected stand alone value	**84%**	**82%**	**58%**	**57%**
Foster's $4.14 offer premium to corrected stand alone value	**-**	**-**	**67%**	**57%**

Note: Numbers subject to rounding.

Attachment 3 – Analyst commentary on the Lonergan valuation

"The valuation adds in an NPV of the cost savings expected to be realised beyond FY06 (A$438m or A$0.58 per share). However, virtually every wine company in the world is currently undertaking a cost reduction programme so this would already be accounted for in the comparable company multiples. Additionally, the comparable company multiple is supposed to take into account Southcorp's superior rate of growth in earnings. As this is generated by the cost reduction programme, this is yet another source of double counting."

JPMorgan, "1 + 1 Apparently Equals 15", 9-Mar-2005

"we believe professional investors are likely to see through the financial gymnastics used in the IER and merger proposal, recognise Southcorp has hung out the 'For Sale' shingle and that the chances of a competing bid is dwindling (as stated in the IER)."

ABN AMRO, "Financial gymnastics", 8-Mar-2005

"The valuation double counts the available synergies as the independent expert has added an additional synergies value to its valuation. A control or takeover premium is added to a company's valuation to reflect the synergy value the acquirer can gain from full control over the cash flows. As the extremely optimistic expectation of A$160m of synergies is also included in the valuation, we view this as double counting."

JPMorgan, "1 + 1 Apparently Equals 15", 9-Mar-2005

"On balance, the independent expert believes that the control premium (i.e. ex synergies) is generally 20–25%, synergies are estimated to add a further 10% premium to the average bid. We disagree, as we believe the bid price is a function of synergies, target base earnings and point in the industry cycle, and even financing structure. There is very little reason to assume a control premium in absence of any earnings synergies or uplift."

Morgan Stanley, "Southcorp Offer Highlights Attractiveness of Foster's bid", 8-Mar-2005

"However, the fine print suggests the IER includes 85cps to 95cps of synergistic benefits. Further, it assumes 100% of the cost savings from FY06 on are retained by shareholders. In our experience, this won't happen."

ABN AMRO, "Financial gymnastics", 8-Mar-2005

"We view the valuation as overly optimistic because it double counts the available synergies and the costs savings expected post FY06, as well as overstating the comparable company valuation multiple."

JPMorgan, "1 + 1 Apparently Equals 15", 9-Mar-2005

"To adopt a 9% discount rate for synergies that are highly uncertain grossly overstates their potential value, in our view."

Morgan Stanley, "Southcorp Offer Highlights Attractiveness of Foster's bid", 8-Mar-2005

"We could argue the multiples used in the IER are generous, as they are based on transaction multiples which include the over priced Lion Nathan acquisitions of Banksia and Petaluma and Allied Domecq / Montana."

ABN AMRO, "Financial gymnastics", 8-Mar-2005

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

'Foster's Group announes Kent Brewery Site Development Update'

Pages: 2
(including this page)

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

17 March 2005

Foster's Group announces Kent Brewery Site Development Update

Foster's Group Limited today announced that it's Australian beer, cider, spirits and non-alcohol division Carlton and United Beverages (CUB), would pursue an alternative approach to the sale of its Kent Brewery site in NSW.

In September 2003 CUB signed a conditional agreement to sell the Kent Brewery site to Australand Holdings Limited.

The gross proceeds of the sale amounting to $203 million were due in instalments from June 2005, when development approvals were expected, to 2010.

After extensive consultation, Australand Property Group and CUB have elected to mutually rescind their contractual arrangements.

CUB and its property advisers will now seek greater certainty around potential planning outcomes for the site before proceeding with any sale process.

CUB will continue to work with all stakeholders to ensure the best outcome for the site.

End

Further information:

Media
Lisa Keenan
Director – External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investor Relations
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

'Appendix 3F – Final Share Buy-Back Notice'

Pages: 3
(including this page)

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
FOSTER'S GROUP LIMITED	49 007 620 886

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	39,245,213
3	Total consideration paid or payable for the shares	$189,174,838
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$5.50** date: **8/12/04 and 14/12/04** lowest price: **$4.33** date: **6/4/04**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield (Assistant Company Secretary) Date: 17 March 2005

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.